FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                       For the month of August, 2004
                              9 August, 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Schedule 10 released on 9 August, 2004



                                  SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company


British Sky Broadcasting Group plc


2. Name of shareholder having a major interest


Franklin Resources, Inc. and its affiliates


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Shareholder named in 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


See attached list


5. Number of shares / amount of stock acquired


Unknown


6. Percentage of issued class


Unknown


7. Number of shares / amount of stock disposed


N/A


8. Percentage of issued class


N/A


9. Class of security


Ordinary shares of 50p each


10. Date of transaction


Unknown


11. Date company informed


9 August 2004


12. Total holding following this notification


69,593,138


13. Total percentage holding of issued class following this notification


3.584%


14. Any additional information


N/A


15. Name of contact and telephone number for queries


Chris Taylor - 020 7800 4297


16. Name and signature of authorised company official responsible for making this notification


David Gormley


Date of notification


9 August 2004


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                    SCHEDULE


                       British Sky Broadcasting Group plc


Outstanding Shares: 1,941,712,887



Registered Holder                              No. of Shares        % of Class

Bank of New York, Europe, London                       6,550            0.0003%
Bank of New York, London                           3,369,270            0.1735%
London
JP Morgan/Chase
Woolgate House
Coleman Street                                    56,898,560            2.9303%
London
EC2P 2HD
Cede                                                     240            0.0000%
New York
Citibank                                             419,430            0.0216%
London
Euroclear                                             10,200            0.0005%
Bruxelles
HSBC Bank Ltd.                                       424,810            0.0219%
London
Mellon Bank                                        1,911,790            0.0985%
London
Merrill Lynch Intl Ltd.                            1,029,700            0.0530%
London
Northern Trust Company                               622,148            0.0320%
155 Bishopgate
London, EC2M 3XS
Royal Trust Corp of Canada                         1,760,800            0.0907%
London
State Street Nominees Limited                      3,139,640            0.1617%
12-13 Nichols Lane
London EC4N 7BN
                                  TOTAL           69,593,138             3.584%




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 9 August, 2004                         By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary